UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Anika Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

035255108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	035255108

1	NAMES OF REPORTING PERSONS

Fidia Farmaceutici S.p.A. I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

None
	6	SHARED VOTING POWER

1,981,192
	7	SOLE DISPOSITIVE POWER

None
	8	SHARED DISPOSITIVE POWER

1,981,192
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,981,192 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 14.5%
12	TYPE OF REPORTING PERSON (See Instructions)

CO (Corporation)

CUSIP No.	035255108

1	NAMES OF REPORTING PERSONS

P&R S.p.A. I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

None
	6	SHARED VOTING POWER

1,981,192
	7	SOLE DISPOSITIVE POWER

None
	8	SHARED DISPOSITIVE POWER

1,981,192
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,981,192 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 14.5%
12	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No.	035255108

1	NAMES OF REPORTING PERSONS

Fiore Holding S.r.l. I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

None
	6	SHARED VOTING POWER

1,981,192
	7	SOLE DISPOSITIVE POWER

None
	8	SHARED DISPOSITIVE POWER

1,981,192
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,981,192 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 14.5%
12	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 1(a). Name of Issuer

Anika Therapeutics, Inc., a Massachusetts corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

32 Wiggins Avenue, Bedford, MA 01730.

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Business Office or, if None, Residence

Item 2(c). Citizenship

Fidia Farmaceutici S.p.A. (“Fidia”)

Via Ponte della Fabbrica 3/A

Abano Terme (PD), Italy CAP 35031

Citizenship: Italy

P&R S.p.A. (“P&R”)

Via Milano n. 186

Garbagnate Milanese (MI), Italy CAP 20024

Citizenship: Itlay

Fiore Holding S.r.l. (“Fiore”)

Via Principe Amedeo n. 3

Milano (MI), Italy CAP 20121

Citizenship: Italy

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(d) Title of Class of Securities

Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(c) CUSIP No.

035255108

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)    ☐    An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)    ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Fidia is the record holder of 1,981,192 shares of Common Stock of the Issuer.

P&R, which owns a majority of the outstanding equity of Fidia, may be deemed to beneficially own the 1,981,192 shares of Common Stock beneficially owned by Fidia.

Fiore, which owns a majority of the outstanding equity of P&R, may be deemed to beneficially own the 1,981,192 shares of Common Stock beneficially owned by Fidia, which may be deemed to be beneficially owned by P&R.

Each of P&R and Fiore disclaims beneficial ownership of the shares of Common Stock beneficially owned by Fidia and the filing of this statement shall not be construed as an admission that any such Reporting Person is the beneficial owner of any such shares.

(b) Percent of class:

For each of the Reporting Persons: approximately 14.5%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: None

(ii) Shared power to vote or to direct the vote: 1,981,192

(iii) Sole power to dispose or to direct the disposition of: None

(iv) Shared power to dispose or to direct the disposition of: 1,981,192

Fidia has both voting and investment authority with respect to 1,981,192 of the shares of Common Stock of the Issuer (the "Shares"). However, P&R, which owns a majority of the outstanding equity of Fidia, and Fiore, which owns a majority of the outstanding equity of P&R, may each be deemed to control Fidia and share voting and investment power with respect to the Shares. In addition, Fidia may be deemed to share investment power over 500,000 of the Shares with the Issuer pursuant to the terms of the Escrow Agreement, dated as of December 30, 2009, between Fidia, the Issuer and America Stock Transfer and Trust Co. (the “Escrow Agreement”), as described in further detail in response to Item 6 below.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Pursuant to the terms of the Escrow Agreement, Fidia may be deemed to share with the Issuer the power to dispose or direct the disposition over 500,000 shares of Common Stock (the “Escrow Shares”). The Escrow Shares will remain in escrow subject to the Escrow Agreement until the resolution of an outstanding dispute under the Purchase and Sale Agreement, dated as of December 30, 2009, between Fidia and the Issuer, in order to secure the indemnification obligations of Fidia thereunder. For so long as any Escrow Shares are subject to the Escrow Agreement, Fidia has the sole right to vote such shares but, without the consent of the Issuer, may not dispose of or transfer its interests in such shares. Any dividends paid with respect to escrowed shares will be added to the escrow account and become subject to the Escrow Agreement.

Other than the Issuer in accordance with the terms of the Escrow Agreement as described above, no person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 1, 2012

FIDIA FARMACEUTICI S.P.A.

/s/	Antonio Germani

By:	Antonio Germani
Title:	Chief Executive Officer

P&R S.P.A.

/s/	Carlo Pizzocaro

By:	Carlo Pizzocaro
Title:	Managing Director

FIORE HOLDING S.R.L.

/s/	Francesco Pizzocaro

By:	Francesco Pizzocaro
Title:	Chairman

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G and any amendments to it with respect to the Common Stock, par value $0.01 per share, of Anika Therapeutics Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings.

Dated: February 1, 2012

FIDIA FARMACEUTICI S.P.A.

/s/	Antonio Germani

By:	Antonio Germani
Title:	Chief Executive Officer

P&R S.P.A.

/s/	Carlo Pizzocaro

By:	Carlo Pizzocaro
Title:	Managing Director

FIORE HOLDING S.R.L.

/s/	Francesco Pizzocaro

By:	Francesco Pizzocaro
Title:	Chairman